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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                SCHEDULE 14D-9
                              (AMENDMENT NO. 5)

              SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
           SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934



                          RELIANCE ELECTRIC COMPANY
                          (Name of Subject Company)

                          RELIANCE ELECTRIC COMPANY
                     (Name of Person(s) Filing Statement)

               Class A Common Stock, $.01 Par Value Per Share,
      Including the Associated Series A Preferred Stock Purchase Rights
                        (Title of Class of Securities)



                                  759458102
                    (CUSIP Number of Class of Securities)



                           William R. Norton, Esq.
                Vice President, General Counsel and Secretary
                          Reliance Electric Company
                           6065 Parkland Boulevard
                            Cleveland, Ohio 44124
                                (216) 266-5800

         (Name, address and telephone number of person(s) authorized to receive notice and communications on behalf
                      of the person(s) filing statement)



                                   Copies to:

Michael L. Miller, Esq.                                 Joseph B. Frumkin, Esq.
Calfee, Halter & Griswold                                   Sullivan & Cromwell
800 Superior Avenue, Suite 1800                                125 Broad Street
Cleveland, Ohio 44114                                 New York, New York  10004
(216) 622-8200                                                   (212) 558-4000
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  This Amendment No. 5 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, dated November 3, 1994, as amended (the "Schedule 14D-9"), filed by Reliance Electric Company, a Delaware corporation (the "Company"), relating to the tender offer disclosed in the Schedule 14D-1, dated October 21, 1994, as amended (the "Schedule 14D-1"), of the bidder, ROK Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Rockwell International Corporation, a Delaware corporation ("Rockwell"), to purchase all of the outstanding Shares upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 21, 1994, and the related Letters of Transmittal (together, the "Offer"). Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9.

ITEM 3.  IDENTITY AND BACKGROUND

  Item 3 is hereby amended and supplemented by adding thereto the following:

       The Company's Board of Directors adopted a resolution authorizing an amendment to the Severance Plan entitling the participants thereunder to the severance benefits previously described in this Item 3 if their employment is terminated within two years of the consummation of any merger, consolidation or other business combination involving the Company and its subsidiaries or the acquisition of all or substantially all of the assets or capital stock of the Company.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  Item 7 is hereby amended and restated in its entirety as follows:

  (a) On November 17, 1994, the Company entered into an agreement (the "Amendment Agreement") with General Signal and Rockwell permitting the Company to discuss the terms of a business combination with Rockwell. The Amendment Agreement gives the Company until noon on Monday, November 21 to negotiate with Rockwell, and gives the Company a right to terminate the Reliance-General Signal Merger Agreement if the Company reaches an agreement with Rockwell and pays General Signal a $50 million termination fee and $5 million in expenses. The Amendment Agreement also provides for mutual releases among the Company, General Signal and Rockwell upon any execution of a merger agreement between Rockwell and the Company. Copies of the Amendment Agreement (including the mutual releases) and a press release of the Company dated November 17, 1994 announcing the Amendment Agreement are filed as Exhibits 26 and 99(a), respectively, hereto and are incorporated herein by reference.

   The Company has commenced discussions with representatives of Rockwell concerning the terms of the Offer and a possible merger involving the Company. These discussions are being conducted in accordance with the Amendment Agreement. The Board of Directors of the Company has determined that additional disclosure at this point with respect to the possible terms of any transactions or proposals with Rockwell of the type referred to in the instructions to Item 7(a)(1), (2), (3) or (4) of Schedule 14D-9 might jeopardize the continuation of any discussions or negotiations that the Company may conduct. Accordingly, the Board adopted a resolution at its November 16, 1994 meeting instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement relating thereto has been reached. A copy of the Board resolution is filed as Exhibit 99(b) hereto and is incorporated herein by reference.


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  (b)  Except as set forth in this Item 7, the Company has not entered into any transaction, board resolution, agreement in principle or signed contract in response to the Offer which relates to or would result in one or more of the enumerated matters referred to in the instructions to Item 7(a)(1), (2), (3) or
(4) of Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

  Item 8 is hereby amended and supplemented by adding to subparagraph (e) thereunder captioned "Litigation" the following:

  On November 16, 1994 both the Friedman Complaint and the Keim Complaint were amended (together, the "Amended Complaint") to, among other things, add General Signal as a defendant and to allege that the directors of the Company breached their fiduciary duties to the stockholders of the Company as a result of the $50 million termination fee set forth in the Reliance-General Signal Merger Agreement. The Amended Complaint seeks to enjoin the Company and General Signal from, among other things, completing the Reliance-General Signal Merger. A copy of the Amended Complaint is filed as Exhibit 99(c) hereto and is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

  Item 9 is hereby amended and supplemented by adding thereto the following:

 Exhibit No.                            Exhibit                         Page No.
 -----------                            -------                         --------
Exhibit 26    --   Amendment Agreement, dated November
                   17, 1994, between the Company, General
                   Signal and Rockwell

Exhibit 99(a) --   Press release of the Company, dated
                   November 17, 1994

Exhibit 99(b) --   Resolution of the Company's Board
                   of Directors, adopted November 16,
                   1994

Exhibit 99(c) --   Amended Complaint relating to Nancy
                   S. Friedman, IRA v. Morley, and
                   Keim V. Morley, previously filed as
                   Exhibits 16 and 17, respectively.




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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 18, 1994


                                    RELIANCE ELECTRIC COMPANY


                                    By:  /s/ John C. Morley
                                       ------------------------
                                    Name:   John C. Morley
                                    Title:  President and Chief
                                            Executive  Officer

373\10226HBA.461





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